UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-6523

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Bank of America 401(k) Plan for Legacy Companies

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bank of America Corporation

Bank of America Corporate Center

Charlotte, NC 28255

Financial Statements and Report of

Independent Registered Public Accounting Firm

The Bank of America 401(k) Plan for Legacy Companies

December 31, 2009 and 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and the Corporate Benefits Committee of

The Bank of America 401(k) Plan for Legacy Companies

We have audited the accompanying statements of net assets available for benefits of The Bank of America 401(k) Plan for Legacy Companies (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Morris, Davis & Chan LLP
Charlotte, North Carolina
June 22, 2010

The Bank of America 401(k) Plan for Legacy Companies

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008
Assets

Investments, at fair value (Notes 2, 5 and 6)
Money market and interest bearing cash	$13,242,485	$124,989,855
Mutual funds	2,779,065,515	1,892,736,814
Collective investment funds	273,617,944	211,197,757
Common stocks	558,132,402	351,332,036
Investment contracts	—	826,800,911
Wrap contracts	—	1,063,740
Participant loans	101,435,777	70,708,788

Total non-Master Trust investments	3,725,494,123	3,478,829,901
Plan interest in Stable Value Master Trust (Notes 5 and 6)	1,197,597,647	—

Total investments	4,923,091,770	3,478,829,901

Accrued dividends and interest receivable	4,276,504	4,912,697
Employer contribution receivable	6,603,367	5,972,413
Employee contribution receivable	5,740,929	4,650,458
Other receivable	760,684	912,301

Total assets	4,940,473,254	3,495,277,770

Liabilities

Due to broker for securities purchased	4,130,060	4,525,196
Other payable	110,615	50,353

Total liabilities	4,240,675	4,575,549

Net assets reflecting all investments at fair value	4,936,232,579	3,490,702,221

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 5)	(16,732,661)	50,490,323

Net assets available for benefits	$4,919,499,918	$3,541,192,544

The accompanying notes are an integral part of these financial statements.

The Bank of America 401(k) Plan for Legacy Companies

Statements of Changes in Net Assets Available for Benefits

Year Ended December 31, 2009

Additions to net assets available for benefits attributable to:

Investment income
Net appreciation in fair value of investments (Note 7)	$768,705,954
Interest	5,900,231
Dividends	1,417,308
Investment income from registered investment companies	49,736,324
Other income	4,674,706

Total non-Master Trust investment income	830,434,523
Plan interest in the Stable Value Master Trust interest income	41,166,823

Total investment income	871,601,346

Contributions
Employees	229,057,004
Employer	133,874,449

Total contributions	362,931,453

Total additions	1,234,532,799

Deductions from net assets available for benefits attributable to:

Benefits paid to plan participants	446,155,811
Trustee and administrative fees (Note 2)	2,637,617
Other expense	152,577

Total deductions	448,946,005

Net increase before mergers and transfers	785,586,794

Transfer from Countrywide Financial Corporation 401(k) Plan	592,720,580

Net increase	1,378,307,374

Net assets available for benefits
Beginning of year	3,541,192,544

End of year	$4,919,499,918

The accompanying notes are an integral part of these financial statements.

The Bank of America 401(k) Plan for Legacy Companies

Notes to Financial Statements

December 31, 2009 and 2008

1.	Description of the Plan

The following description of The Bank of America 401(k) Plan for Legacy Companies (the Plan) is provided for general information purposes only. Participants should refer to the Associate Handbook and any supplements thereto for a more complete description of applicable Plan provisions. Other Plan provisions may also apply to participants from predecessor plans that have merged into the Plan.

Plan Sponsor and Participating Employers

Bank of America Corporation (the Corporation) is the Plan Sponsor. Participating employers in the Plan include the Corporation and certain of the Corporation’s principal subsidiaries.

General

The Plan is a defined contribution plan sponsored by the Corporation. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). All employees covered by the Plan are eligible to make pre-tax contributions as soon as administratively practical after employment commences. After-tax contributions are not permitted.

All employees covered by the Plan are eligible to receive company matching contributions after completing 12 months of service. Any pre-tax contributions made prior to completing 12 months of service are not eligible for the company matching contribution.

The Plan is administered by the Bank of America Corporation Corporate Benefits Committee (the Committee). The Board of Directors of the Corporation has the right at any time to remove any member of the Committee. Members of the Committee serve without compensation and act by majority vote. The Committee has overall responsibility for the operation and administration of the Plan including the power to construe and interpret the Plan, decide all questions that arise thereunder, and to delegate responsibilities.

Investment Alternatives

The Plan provides participants with a total of 27 investment alternatives as of December 31, 2009 (26 as of December 31, 2008). Effective January 2, 2009, all assets of the Stable Asset Fund were transferred to the new Stable Value Fund. At that time, the Stable Asset Fund ceased to exist. Participants’ accounts invested in units of the Stable Asset Fund were automatically converted to holdings in the Stable Value Fund (see Note 5: Stable Value Fund). Effective August 17, 2009, the Vanguard® Inflation-Protected Securities Fund Institutional Class was added as a new investment alternative and The Growth Fund of America Share Class R5 was replaced with The Growth Fund of America Share Class R6 as an investment alternative. The other investment alternatives are the 10 BlackRock

The Bank of America 401(k) Plan for Legacy Companies

Notes to Financial Statements

December 31, 2009 and 2008

1.	Description of the Plan (Continued)

Investment Alternatives (Continued)

LifePath Funds (formerly Barclays Global Investors LifePath Funds), 13 mutual funds, and the Bank of America Corporation Common Stock Fund (invests primarily in the Corporation’s common stock).

Participants may elect to modify existing investment allocations on a periodic basis subject to the provisions of the Plan.

Plan Trustee

Bank of America, N.A. is the Plan Trustee.

Contributions

The Plan provides for participant pre-tax contributions through salary deductions ranging from 1% to 30% of base pay, overtime pay, shift differential pay, vacation and holiday pay, short-term disability benefits, and commissions, bonuses or other incentive pay designated by the Committee. In accordance with federal law, 2009 annual pre-tax contributions were limited to $16,500 for participants who are below age 50. Additional 2009 contributions of $5,500 were permitted for participants over age 50. Participants are permitted to change their contribution rate in multiples of 1% on a daily basis.

Company matching contributions are calculated and allocated to the participant’s account on a pay period basis. Company matching contribution is equal to the first 5% of plan-eligible compensation contributed by the participant for the pay period. Company matching contributions are made in cash and are directed to the same investment choices as the pre-tax contributions. An end of year “true-up” matching contribution is also provided.

Employer contributions include forfeitures and additional contributions are made in the form of cash. After consideration of forfeitures, the actual cash remitted by the Corporation was $133,874,449 for 2009.

Payment of Benefits

While still in service, participants may generally withdraw employee and employer vested contributions as follows:

(1)	Employee contributions may be withdrawn in the case of financial hardship within the meaning of Section 401(k) of the Internal Revenue Code (IRC), disability or after age 59 1/2;

The Bank of America 401(k) Plan for Legacy Companies

Notes to Financial Statements

December 31, 2009 and 2008

1.	Description of the Plan (Continued)

Payment of Benefits (Continued)

(2)	Company matching contributions for pre-2005 Plan years may be withdrawn in the case of financial hardship (as referenced above), disability, after 5 years of Plan participation, or after age 59 1/2.

Following a participant’s death, disability, retirement or other separation from service, all vested amounts held in the Plan for a participant’s benefit are payable in a single lump sum. The form of payment is cash, except to the extent that the participant elects to have the portion of his/her account invested in the Bank of America Corporation Common Stock Fund distributed in shares of Bank of America Corporation Common Stock. Participants may elect to roll over a portion or all of their vested Plan balance to increase their monthly annuity payment under The Bank of America Pension Plan for Legacy Fleet (the Pension Plan), which is a component plan of The Bank of America Pension Plan for Legacy Companies, if their vested cash balance account in the Pension Plan and account balance in this Plan both exceed $5,000. The Pension Plan is a defined benefit cash balance plan providing retirement benefits to eligible employees. The Plan provides other payment methods for certain participants in predecessor plans merged with the Plan.

Vesting of Benefits

Each participant is 100% vested in the participant’s pre-tax and rollover contributions to the Plan and company matching contributions, as well as earnings thereon.

Participant Accounts

Each participant’s account is credited with the allocation of the participant’s pre-tax and matching contributions each pay period. Earnings for all funds are allocated to a participant’s account on a daily basis based on the participant’s account balance in relation to the total fund balance. Participants may elect to have the dividends earned on the Corporation’s stock allocated to their accounts, paid directly in cash or reinvested in the Plan. Loan interest is credited to the investment funds of the participant making the payment.

Loans to Participants

Participants with vested account balances of at least $2,000 may borrow from their vested account balance. The minimum loan amount is $1,000. The maximum loan amount is $50,000. The maximum loan amount is reduced by (i) the outstanding balance of any other loan from the Plan or (ii) if greater, the highest outstanding balance of any other loan from the Plan any time during the one year period ending immediately before the date of the loan. The maximum loan amount may also not exceed 50% of the participant’s vested account balance, reduced by the outstanding balance of any other loan from the Plan.

The Bank of America 401(k) Plan for Legacy Companies

Notes to Financial Statements

December 31, 2009 and 2008

1.	Description of the Plan (Continued)

Loans to Participants (Continued)

Participants may apply for a general purpose loan or a primary residence loan. At any time participants may have only one general purpose loan and one primary residence loan outstanding from the Plan.

Each loan bears an interest rate equal to the prime rate plus 1% and is fixed for the life of the loan. Interest rates ranged from 4.0% to 11.5% for loans held by the Plan as of December 31, 2009 and 4.0% to 11.0% as of December 31, 2008.

Loan repayments are made from payroll deductions and are invested in accordance with the participant’s current investment direction for future contributions. The repayment period for general purpose loans is 12 to 57 months. In the case of a primary residence loan the repayment period can be up to 180 months.

Mergers and Acquisitions

Effective April 6, 2009, the Countrywide Financial Corporation 401(k) Savings and Investment Plan merged into the Plan. Assets transferred into the Plan associated with this merger were $ 592,720,580.

2.	Summary of Significant Accounting Policies

New Accounting Pronouncements – The Financial Accounting Standards Board’s (FASB) Accounting Standards Codification (ASC) became effective on July 1, 2009. At that date, the ASC became FASB’s official source of authoritative U.S. generally accepted accounting principles (GAAP) applicable to all public and nonpublic nongovernmental entities, superseding existing guidance issued by the FASB, the American Institute of Certified Public Accountants (AICPA), the Emerging Issues Task Force (EITF) and other related literature. The FASB also issues Accounting Standards Updates (ASU). An ASU communicates amendments to the ASC. An ASU also provides information to help a user of GAAP understand how and why GAAP is changing and when the changes will be effective.

In May 2009, the FASB issued ASC 855 (originally issued as FASB Statement No. 165, Subsequent Events) to establish general standards of accounting for and disclosing events that occur after the balance sheet date, but prior to the issuance of financial statements. ASC 855 provides guidance on when financial statements should be adjusted for subsequent events and requires companies to disclose subsequent events and the date through which subsequent events have been evaluated. ASC 855 is effective for periods ending after June 15, 2009.

The Bank of America 401(k) Plan for Legacy Companies

Notes to Financial Statements

December 31, 2009 and 2008

2.	Summary of Significant Accounting Policies (Continued)

New Accounting Pronouncements (Continued)

In 2009, FASB Staff Position 157-4, Disclosures Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP), was issued and later codified into ASC 820, which expanded disclosures and required that major category for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments.

In September 2009, the FASB issued Accounting Standards Update (ASU) No. 2009-12, Investments in Certain Entities That Calculate Net Asset per Share (or Its Equivalent) and is effective for the first reporting period ending after December 15, 2009. This ASU provides guidance for determining fair value of certain investments for which the fair value is not readily determinable and permits the use of unadjusted net asset value (NAV) or its equivalent, to estimate fair value of such investments. The adoption of this new guidance did not have a material impact on the Statement of Net Assets Available for Benefits or the Statement of Changes in Net Assets Available for Benefits. The Plan does not have any investments with unfunded commitments or with any redemption restrictions.

Accounting Pronouncements Issued but Not Yet Adopted – In January 2010, the FASB issued amended accounting standards that require additional fair value disclosures. The amended standards require disclosures about inputs and valuation techniques used to measure fair value as well as disclosures about significant transfers, beginning in 2010. Additionally, these amended standards require presentation of disaggregated activity within the reconciliation for fair value measurements using significant unobservable inputs (Level 3), beginning in 2011. The impact of these amended standards on the Plan’s financial statements is still be evaluated.

Significant accounting policies of the Plan are summarized below:

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting in accordance with GAAP. Revenues are recognized as earned. Benefits paid to plan participants are recorded when paid. All other expenses are recorded as incurred.

The Bank of America 401(k) Plan for Legacy Companies

Notes to Financial Statements

December 31, 2009 and 2008

2.	Summary of Significant Accounting Policies (Continued)

Management Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of Plan additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (see Note 6: Fair Value Measurements).

Benefit responsive investment contracts are stated at fair value and are adjusted to contract value (which represent contributions made under the contract, plus interest less withdrawals and administration expenses) on the Statements of Net Assets Available for Benefits (see Note 5: Stable Value Fund). As described in FASB Staff Position AAG INV-1 and SOP 94-4-1), Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, which was codified in FASB ASC 962-205-45, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Realized gains or losses on investment transactions are recorded as the difference between proceeds received and cost. Cost is determined on the average cost basis, except for Bank of America Corporation Common Stock, which is determined based on the aggregate participant level average cost basis.

Net appreciation (depreciation) in fair value of investments includes the reversal of previously recognized appreciation (depreciation) related to investments sold during the period.

Investment securities purchased and sold are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Bank of America 401(k) Plan for Legacy Companies

Notes to Financial Statements

December 31, 2009 and 2008

2.	Summary of Significant Accounting Policies (Continued)

Plan Expenses

Trustee direct expenses, some professional fees and certain administrative fees for associate communication and services, recordkeeping and benefit payment services are paid by the Plan. These expenses are borne by participants based on their investments in the Plan’s investment funds. Other administrative expenses and some professional fees are paid by the Corporation.

Investment Management

The Plan provides 27 investment alternatives to participants. Some of these investment alternatives are invested in mutual funds from the Columbia Funds mutual fund families, which are administered and advised by an affiliate of the Corporation, Columbia Management Group (CMG). The BlackRock LifePath Funds are managed by BlackRock. Bank of America owns approximately 34% of the economic interest in BlackRock, an independent, publicly-traded investment management firm. The other investment alternatives are primarily invested in (i) mutual funds that are not administered or advised by affiliates of the Corporation, (ii) the Corporation’s common stock, or (iii) in the case of the Stable Value Fund, a separately managed portfolio that is managed by an unaffiliated investment advisor, The Dreyfus Corporation, a unit of BNY Mellon.

Subsequent Events

In preparing the financial statements, transactions and events were evaluated for potential recognition. It was determined that there are no subsequent transactions that require disclosure to or adjustment in the financial statements.

The Bank of America 401(k) Plan for Legacy Companies

Notes to Financial Statements

December 31, 2009 and 2008

3.	Concentrations of Investment Risk

Investments as of December 31, 2009 and 2008 that represent 5% or more of the Plan’s net assets available for benefits include the following:

	2009	2008
Bank of America Corporation Common Stock	$558,132,139	$351,331,411
Columbia Large Cap Index Fund	330,722,254	237,195,448
Western Asset Core Bond Portfolio Fund	333,030,750	215,841,231
Columbia Mid Cap Index Fund	*	177,744,217
Growth Fund of America	408,181,868	271,652,409
Dodge & Cox Stock Fund	476,714,372	328,904,655
Fidelity Diversified International Fund	340,571,044	205,186,493
Plan interest in the Stable Value Master
Trust at contract value	1,180,864,986	**

*	Investment was below 5% of the Plan’s net assets at year end.
**	Investment option became effective in 2009.

4.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

5.	Stable Value Fund

As indicated in Note 1 under Investment Alternatives, the Plan’s investment in the Stable Asset Fund was transferred to the Stable Value Fund. The Stable Value Fund is held in the Stable Value Master Trust (Master Trust). The Master Trust was established on January 1, 2009 to provide a single collective investment vehicle for the Stable Value Fund investment option of the Plan, The Bank of America 401(k) Plan, and The Bank of America Transferred Savings Account Plan (collectively known as Participating Plans). Each Participating Plan owns an undivided interest in the Master Trust. The assets of the Master Trust are held by Bank of America, N.A., as Trustee of the Master Trust.

The Bank of America 401(k) Plan for Legacy Companies

Notes to Financial Statements

December 31, 2009 and 2008

5.	Stable Value Fund (Continued)

The terms of the underlying investment contracts in the Stable Value Fund (previously Stable Asset Fund) are benefit responsive, providing a guarantee by the issuer to pay principal plus accrued interest in response to benefit-related requests for payment.

The value of the Plan interest in the Master Trust is based on the beginning value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. The fair market values of these investment contracts reported in aggregate for the Master Trust was $3,335,472,275 as of December 31, 2009. The Plan had an undivided interest of 35.90% in the following assets of the Master Trust as of December 31, 2009:

	Contract Value	Investment at Fair Value	Wrap Contract Fair Value	Adjustment to Contract Value
Investment contracts:
Fixed Maturity Synthetic Guaranteed Investment Contracts	$777,427,959	$797,995,445	$524,776	$(21,092,263)
Constant Duration Synthetic Guaranteed Investment Contracts	2,151,540,822	2,172,906,834	2,038,400	(23,404,411)
Variable Rate Synthetic Guaranteed Investment Contract	10,051,161	10,409,290	—	(358,129)
Guaranteed Investment Contracts	58,511,381	59,699,218	—	(1,187,837)
Collective investment funds	50,848,695	51,408,790	—	(560,095)
Money market funds	240,731,916	240,731,916	—	—

	3,289,111,934	3,333,151,493	2,563,176	(46,602,735)
Accrued expenses	(242,394)	(242,394)	—	—

Total Master Trust Net Assets	$3,288,869,540	$3,332,909,099	$2,563,176	$(46,602,735)

Plan Interest in the Stable Value Master Trust	$1,180,864,986	$1,196,677,341	$920,306	$(16,732,661)

For the year ended December 31, 2009, the Master Trust earned $111,107,987 in interest income.

The average yield and crediting interest rates for such investments were 3.58% and 3.70%, respectively for 2009. The average yield credited to participants was 3.65% for 2009.

The Stable Value Fund consists of Guaranteed Investment Contracts (GICs), Fixed Maturity Synthetic GICs, and Constant Duration Synthetic GICs.

Guaranteed Investment Contracts

Traditional GICs are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment.

The Bank of America 401(k) Plan for Legacy Companies

Notes to Financial Statements

December 31, 2009 and 2008

5.	Stable Value Fund (Continued)

Guaranteed Investment Contracts (Continued)

Separate account GICs are investments in a segregated account of assets maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GICs return. The credited rate on this product will reset periodically and it will have an interest rate of not less than 0%.

Fair values of GICs are calculated using the present value of the contract’s future cash flow values discounted by comparable duration Wall Street Journal GIC Index rates.

Fixed Maturity Synthetic Guaranteed Investment Contracts

General fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the fund (or plan) and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract provides book value accounting for the asset and assures that book value benefit responsive payments will be made for participant directed withdrawals. The crediting rate of the contract is set at the start of the contract and typically resets every quarter. Generally, fixed maturity synthetics are held to maturity. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased and it will have an interest crediting rate not less than 0%.

Fair values of general fixed maturity synthetic GICs are calculated using the sum of all assets’ market values provided by FT Interactive, a third party vendor BNY Mellon has engaged to provide fixed income prices on a monthly basis.

Variable synthetic GICs consist of an asset or collection of assets that are managed by the bank or insurance company and are held in a bankruptcy remote vehicle for the benefit of the fund (or plan). The contract is benefit responsive and provides next day liquidity at book value. The crediting rate on this product resets every quarter based on the current market index rates at that time and an investment spread. The investment spread is established at time of issuance and is guaranteed by the issuer for the life of the investment.

Fair values for variable synthetic GICs are calculated using the present value of the contract’s future cash flow values discounted by comparable swap rates.

The Bank of America 401(k) Plan for Legacy Companies

Notes to Financial Statements

December 31, 2009 and 2008

5.	Stable Value Fund (Continued)

Constant Duration Synthetic Guaranteed Investment Contracts

Constant duration synthetic GICs consist of a portfolio of securities owned by the fund (or plan) and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, and assures that book value benefit responsive payments will be made for participant directed withdrawals. The crediting rate on a constant duration synthetic GIC resets every quarter based on the book value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets. The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is first put together and it will have an interest crediting rate of not less than 0%.

Fair values for constant duration synthetic GICs are calculated using the market values provided by the external investment managers BNY Mellon or its clients have engaged to provide investment services.

In the absence of an actively traded market, discounted cash flows are only an estimate of the contract’s economic value. These values are not a useful value for participant statement purposes nor are they representative of the value that may be received from those contracts in either a participant disbursement or an early termination of the contract.

It is probable that withdrawals and transfers resulting from the following events will limit the ability of the fund to transact at book or contract value. Instead, market value will likely be used in determining the payouts to the participants:

•	Employer-initiated events – events within the control of the plan or the plan sponsor which would have a material and adverse impact on the Fund;

•	Employer communications designed to induce participants to transfer from the fund;

•	Competing fund transfer or violation of equity wash or equivalent rules in place;

•	Changes of qualification status of the plan.

In general, issuers may terminate the contract and settle at other than contract value if the qualification status of employer or plan changes, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines.

The Bank of America 401(k) Plan for Legacy Companies

Notes to Financial Statements

December 31, 2009 and 2008

5.	Stable Value Fund (Continued)

All contracts are benefit responsive unless otherwise noted.

The fair market value of the investment contracts reported in aggregate for the Stable Asset Fund was $1,106,429,667 as of December 31, 2008 (which was before the effective date of the Stable Value Fund and its Master Trust). Details of the underlying investment contracts as of December 31, 2008 are summarized below.

	2008
	Major Credit Rating	Investment at Fair Value	Wrap Contract Fair Value	Adjustment to Contract Value
Fixed Maturity Synthetic Guaranteed Investment Contracts
Monumental Life Insurance Company	AAA/Aaa	$79,466,554	$45,459	$1,402,903
Natixis Financial Products, Inc.	AAA/Aaa	13,525,013	13,824	(316,191)
Rabobank	AAA/Aaa	15,244,049	13,298	(136,333)
Royal Bank of Canada	AAA/Aaa	42,751,455	26,816	2,658,343
State Street Bank	AAA/Aaa	49,202,937	54,253	2,377,557

Constant Duration Synthetic Guaranteed Investment Contracts
AIG Financial Products	AA+/Aa1	2,304,008	4,783	39,620
AIG Financial Products	A-/A3	78,108,840	139,732	7,734,332
J P Morgan Chase Bank	AA/Aa2	43,731,697	26,190	1,910,952
Natixis Financial Products, Inc.	AA+/Aa1	83,633,081	105,085	4,509,499
Natixis Financial Products, Inc.	AA+/Aa1	11,909,401	9,171	519,664
Natixis Financial Products, Inc.	AA+/Aa1	26,590,542	39,336	1,263,896
Pacific Life	AAA/Aaa	126,415,780	133,330	4,165,077
Rabobank	AA/Aa2	19,392,430	77,777	631,678
Rabobank	AA/Aa2	26,232,057	42,648	1,124,221
Rabobank	AAA/Aaa	13,550,737	20,267	439,387
Royal Bank of Canada	AA-/Aa2	46,357,773	95,611	2,853,405
State Street Bank	AA+/Aa1	81,118,418	89,530	3,937,980
Transamerica	AA/Aa2	44,704,076	85,380	1,794,489
Transamerica	AAA/Aaa	22,562,063	41,250	727,979

Total Investment Contracts		826,800,911	1,063,740	37,638,458

Collective Investment Funds
ABN Amro Income Plus Fund	AA-/Aa2	136,614,960	—	11,879,562
Mellon Stable Value Pooled Fund	AA+/Aa1	21,887,450	—	972,303

Total Collective Investment Funds		158,502,410	—	12,851,865

Money Market Funds
Columbia Cash Reserves, Capital Class		88,220,780	—	—
Columbia Government Reserves, Capital Class		31,841,826	—	—

Total Money Market Funds		120,062,606	—	—

Total		$1,105,365,927	$1,063,740	$50,490,323

The Bank of America 401(k) Plan for Legacy Companies

Notes to Financial Statements

December 31, 2009 and 2008

5.	Stable Value Fund (Continued)

The average yield and crediting interest rates for such investments were 4.28% and 4.16%, respectively, for 2008. The average yield credited to participants was 4.22% for 2008.

6.	Fair Value Measurements

The Statement of Financial Accounting Standards No. 157, Fair Value Measurements, codified in FASB ASC 820, Fair Value Measurements and Disclosures (FASB ASC 820), provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•      Quoted prices for similar assets or liabilities in active markets;

•      Quoted prices for identical or similar assets or liabilities in inactive markets;

•      Inputs other than quoted prices that are observable for the asset or liability; and

•      Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The Bank of America 401(k) Plan for Legacy Companies

Notes to Financial Statements

December 31, 2009 and 2008

6.	Fair Value Measurements (Continued)

The following is a description of the valuation methodologies used for assets measured at fair value.

Mutual funds are valued at the net asset value of shares held by the Plan at year end.

Collective investment funds are valued based on the closing market price reported on the active market on which the underlying investments are traded.

Common stocks are valued at closing market price reported on the active market on which the securities are traded.

Investment contracts, including wrap contracts, held in the Master Trust (previously invested in the Stable Asset Fund) which are comprised of fixed maturity synthetic GIC, constant duration synthetic GIC and traditional GIC are valued using the present value of the contracts’ future cash flow values discounted by comparable duration Wall Street Journal GIC Index rates. In relation to Master Trust GIC contracts, principal protection is purchased from the issuer in the form of a wrap. These wraps are valued based on an internal pricing matrix which uses an income approach to determine the present value of the fee payments related to the contract, using both current contractual fees as well as replacement fees generated by matrix pricing (see Note 5: Stable Value Fund).

Participant loans, money market funds and interest bearing cash are valued at cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Bank of America 401(k) Plan for Legacy Companies

Notes to Financial Statements

December 31, 2009 and 2008

6.	Fair Value Measurements (Continued)

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s investments at fair value as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
Investment contracts:
Fixed Maturity Synthetic Guaranteed Investment Contracts	$—	$797,995,445	$—	$797,995,445
Constant Duration Synthetic Guaranteed Investment Contracts	—	2,172,906,834	—	2,172,906,834
Variable Rate Synthetic Guaranteed Investment Contract	—	10,409,290	—	10,409,290
Guaranteed Investment Contracts	—	59,699,218	—	59,699,218
Collective investment funds	—	51,408,790	—	51,408,790
Money market funds	240,731,916	—	—	240,731,916
Wrap contracts	—	—	2,563,176	2,563,176

Total Master Trust investments at fair value	$240,731,916	$3,092,419,577	$2,563,176	$3,335,714,669

The following table sets forth the summary of changes in the fair value of the Master Trust’s level 3 investments for the year ended December 31, 2009:

	Balance January 1, 2009	Net Appreciation Relating to Master Trust Investments at Reporting Date	Purchase, Sales, Issuances, and Settlements	Transfer in to/out of level	Balance December 31, 2009
Wrap contracts	$2,917,527	$—	$(354,351)	$—	$2,563,176

The following table sets forth by level, within the fair value hierarchy, the Plan’s non-Master Trust investments at fair value as of December 31, 2009:

	Investments at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Money market funds and interest bearing cash	$13,242,485	$—	$—	$13,242,485
Mutual funds*	2,779,065,515			$2,779,065,515
Collective investment funds	—	273,617,944	—	273,617,944
Common stocks	558,132,402	—	—	558,132,402
Participant loans	—	—	101,435,777	101,435,777

Total non-Master Trust investments at fair value	$3,350,440,402	$273,617,944	$101,435,777	$3,725,494,123

*	Balance as of December 31, 2009 includes $1,896,742,692 of domestic equity funds, $485,454,890 of bond funds, $365,758,527 of international and global equity funds and $31,109,406 of specialty funds.

The Bank of America 401(k) Plan for Legacy Companies

Notes to Financial Statements

December 31, 2009 and 2008

6.	Fair Value Measurements (Continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2008:

	Investments at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Money market funds and interest bearing cash	$124,989,855	$—	$—	$124,989,855
Mutual funds	1,892,736,814	—	—	1,892,736,814
Collective investment funds	—	211,197,757	—	211,197,757
Commons stocks	351,332,036	—	—	351,332,036
Investment contracts	—	826,800,911	—	826,800,911
Wrap contracts	—	—	1,063,740	1,063,740
Participant loans	—	—	70,708,788	70,708,788

Total investments at fair value	$2,369,058,705	$1,1037,998,668	$71,772,528	$3,478,829,901

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 non-Master Trust investments for the years ended December 31, 2009 and 2008:

	2009	2008
	Participant Loans	Wrap Contracts	Participant Loans
Balance, beginning of year	$70,708,788	$(1,815)	$56,442,673
Realized gains (losses)	—	—	—
Unrealized gains (losses) relating to instruments held at reporting date	—	—	—
Purchases, sales, issuances, and settlements, net	30,726,989	1,065,555	14,266,115

Balance, end of year	$101,435,777	$1,063,740	$70,708,788

The Bank of America 401(k) Plan for Legacy Companies

Notes to Financial Statements

December 31, 2009 and 2008

7.	Net Appreciation in Fair Value of Investments

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value as follows for the year ended December 31, 2009:

Year Ended December 31, 2009
Mutual funds	$580,002,449
Collective investment funds	55,542,520
Common stocks	133,160,985

Net appreciation in fair value of investments	$768,705,954

8.	Plan Termination

Although it has not expressed any intention to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan terminates, the total amounts credited to the accounts of each participant become fully vested and nonforfeitable.

9.	Related Party Transactions

The Plan holds investments in various funds that are part of the Columbia Funds mutual fund family.

CMG is a non-bank affiliate of the Corporation and provides advisory services to Columbia Funds. As advisors to and administrators of the funds, affiliates receive fees directly from the funds for providing services to the funds, including investment management services. Columbia Fund Distributors, Inc. administers and distributes Columbia Funds.

Investment units and shares of Columbia Funds are purchased at net asset value. As of December 31, 2009 and 2008, the Plan held investments in the Columbia Fund Family of $1,039,693,151 and $865,082,032, respectively.

The Bank of America 401(k) Plan for Legacy Companies

Notes to Financial Statements

December 31, 2009 and 2008

9.	Related Party Transactions (Continued)

	2009	2008
Columbia Fund - Money Market
Columbia Cash Reserves, Capital Class	$13,242,485	$93,187,368
Columbia Government Reserves, Capital Class	—	31,802,487

	13,242,485	124,989,855

Columbia Fund - Fixed Income
Columbia Core Bond Fund	138,794,278	109,459,538

	138,794,278	109,459,538

Columbia Fund – Equity
Columbia Mid Cap Index Fund	237,565,300	177,744,217
Columbia Multi-Advisor International Equity Fund	25,187,483	15,468,308
Columbia Large Cap Index Fund	330,722,254	237,195,448
Columbia Small Cap Index Fund	127,604,012	61,693,625
Columbia Large Cap Value Fund	140,359,723	119,436,894
Columbia Marsico Focused Equities Fund	26,217,616	19,094,147

	887,656,388	630,632,639

Total Columbia Fund Family	$1,039,693,151	$865,082,032

Investment income from the Columbia Funds totaled $17,479,168 for the year ended December 31, 2009.

As of December 31, 2009 and 2008, the Plan held investments in Bank of America Corporation Common Stock valued at $558,132,139 and $351,332,036, respectively.

The Plan earned dividends of $1,417,308 on the Bank of America Corporation Common Stock held during the year ended December 31, 2009.

The Plan paid direct expenses to the Trustee totaling $180,451 during 2009.

The Bank of America 401(k) Plan for Legacy Companies

Notes to Financial Statements

December 31, 2009 and 2008

10.	Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2009	2008
Net assets available for benefits per the financial statements	$4,919,499,918	$3,541,192,544
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	16,732,661	(50,490,323)
Benefit obligations payable	(1,463,004)	(203,254)

Net assets available for benefits per Form 5500	$4,934,769,575	$3,490,498,967

The following is a reconciliation of investment income per the financial statements to Form 5500:

Year Ended December 31, 2009
Investment income per the financial statements	$871,601,346
Adjustment from fair value to contract value for fully benefit-responsive investment contracts:
End of year	16,732,661
Beginning of year	50,490,323

Investment income per Form 5500	$938,824,330

The Bank of America 401(k) Plan for Legacy Companies

Notes to Financial Statements

December 31, 2009 and 2008

11.	Reconciliation to Form 5500 (Continued)

The following is a reconciliation of benefits paid to plan participants per the financial statements to Form 5500:

Year Ended December 31, 2009
Benefits paid to plan participants per the financial statements	$446,155,811
Add: Benefit obligations payable at end of year	1,463,004
Less: Benefit obligations payable at beginning of year	(203,254)

Benefits paid to plan participants per Form 5500	$447,415,561

Benefit obligations payable and related benefits paid are recorded on Form 5500 for those claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date. For financial statement purposes, such amounts are not recorded until paid.

12.	Federal Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated August 8, 2003, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving a determination letter but the Committee believes that the Plan continues to qualify as a tax-exempt defined contribution plan, and the Committee is not aware of any course of action or series of events that has occurred that might adversely affect the Plan’s qualified status. In January of 2010, the Plan Sponsor filed for an updated determination letter. The application is currently pending review by the IRS.

The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Under present federal income tax laws, a participating employee will not be subject to federal income taxes on the contributions by the employer, or on the interest, dividends or profits on the sale of investments received by the trustee, until the participating employee’s account is distributed.

The Bank of America 401(k) Plan for Legacy Companies

EIN 56-0906609 Plan No. 006

Schedule H, Line 4i - Schedule of Assets

December 31, 2009

( a )	( b )	( c )		( e )
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Number of Shares/Units	Current Value
	MONEY MARKET AND INTEREST BEARING CASH
*	COLUMBIA	CASH RESERVES CAPITAL CLASS	13,242,485	$13,242,485

	TOTAL MONEY MARKET AND INTEREST BEARING CASH			13,242,485

	MUTUAL FUNDS	GROWTH FUND OF AMERICA	14,935,304	408,181,868
	AMERICAN FUNDS	CORE BOND FUND	13,069,141	138,794,278
*	COLUMBIA	LARGE CAP INDEX FUND	15,375,279	330,722,254
*	COLUMBIA	LARGE CAP VALUE FUND	13,733,828	140,359,723
*	COLUMBIA	MARSICO FOCUSED EQUITIES FUND	1,340,369	26,217,616
*	COLUMBIA	MID CAP INDEX FUND	25,710,530	237,565,300
*	COLUMBIA	MULTI-ADVISOR INTERNATIONAL EQUITIES FUND	2,211,368	25,187,483
*	COLUMBIA	SMALL CAP INDEX FUND	9,173,545	127,604,012
	DODGE & COX	STOCK FUND	4,958,544	476,714,372
*	FIDELITY	DIVERSIFIED INTERNATIONAL FUND	12,163,252	340,571,044
*	FIDELITY	REAL ESTATE INVESTMENT PORTFOLIO	1,543,125	31,109,406
	LEGG MASON	BATTERYMARCH US SMALL CAP EQUITY PORTFOLIO INSTITUTIONAL FUND	11,559,159	87,965,204
	VANGUARD	INFLATION PROTECTED SECURITIES FUND	1,357,556	13,629,862
	VANGUARD	INSTITUTIONAL TOTAL STOCK MARKET INDEX FUND	2,475,306	61,412,343
	WESTERN ASSET	CORE BOND PORT FUND	31,358,828	333,030,750

	TOTAL MUTUAL FUNDS			2,779,065,515

	COLLECTIVE INVESTMENT FUNDS
*	BLACKROCK	LIFEPATH INDEX 2010 FUND	1,890,719	18,578,524
*	BLACKROCK	LIFEPATH INDEX 2015 FUND	2,529,365	24,003,672
*	BLACKROCK	LIFEPATH INDEX 2020 FUND	5,573,929	51,391,630
*	BLACKROCK	LIFEPATH INDEX 2025 FUND	3,133,470	28,201,226
*	BLACKROCK	LIFEPATH INDEX 2030 FUND	6,125,990	53,786,194
*	BLACKROCK	LIFEPATH INDEX 2035 FUND	2,725,196	23,436,685
*	BLACKROCK	LIFEPATH INDEX 2040 FUND	5,186,408	43,669,557
*	BLACKROCK	LIFEPATH INDEX 2045 FUND	1,053,883	8,705,077
*	BLACKROCK	LIFEPATH INDEX 2050 FUND	674,798	5,546,841
*	BLACKROCK	LIFEPATH INDEX RETIREMENT FUND	1,624,979	16,298,538

	TOTAL COLLECTIVE INVESTMENT FUNDS			273,617,944

	COMMON STOCKS
*	BANK OF AMERICA CORPORATION	COMMON STOCK	37,060,567	558,132,139
	PCCW LTD	COMMON STOCK	1,090	263

	TOTAL COMMON STOCKS			558,132,402

	PARTICIPANT LOANS
*	BANK OF AMERICA 401(k) PLAN FOR LEGACY COMPANIES	PARTICIPANT LOANS (Interest rates ranging from 4.0% to 11.5%)		101,435,777

TOTAL PARTICIPANT LOANS				101,435,777

TOTAL NON-MASTER TRUST INVESTMENTS				$3,725,494,123

*	Investments with parties-in-intereset as defined under ERISA.

Column (d) Cost was omitted as all investments are participant-directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE BANK OF AMERICA 401(K) PLAN FOR LEGACY COMPANIES

Date: June 25, 2010	/s/ SUSAN E. KELLY
Senior Vice President Retirement Service Delivery Executive Bank of America Corporation

Exhibit Index

Exhibit No.	Description

23.1	Consent of Morris, Davis & Chan LLP, Independent Registered Public Accounting Firm.